eBX LLC d/b/a LEVEL ATS

Statement of Financial Condition
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-67145

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/19____ AND ENDING ____12/31/19____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

eBX LLC d/b/a Level ATS

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Summer Street, Suite 1700
(No. and Street)

Boston   MA   02110
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay   (212) 509-7800
                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400   Whippany   NJ   07981
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

eBX LLC d/b/a LEVEL ATS

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
     under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
     Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
     Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
     Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
     Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
     Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
     the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Neil Whitney Conary, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to eBX LLC d/b/a Level ATS at December 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

CEO_____
Title

Subscribed and sworn
to before me


_____


DENISE BARROS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 15, 2024

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Committee, Management and Members,
eBX LLC d/b/a Level ATS:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of eBX LLC d/b/a Level ATS (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statement, the Company has changed its method of accounting for leases on January 1, 2019 due to the adoption of ASC Topic 842.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.
February 24, 2020

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

eBX LLC d/b/a LEVEL ATS

Statement of Financial Condition
December 31, 2019

Assets

Cash	$ 13,823,247
Restricted cash	100,000
Commissions receivable	1,111,777
Commissions receivable - affiliates	390,531
Due from clearing broker, net	918,601
Fixed assets (net of accumulated depreciation of $3,901,182)	515,967
Operating lease right-of-use assets	2,162,780
Prepaid expenses and other assets	1,169,650
Total assets	$ 20,192,553

Liabilities and Members' Equity

Liabilities

Operating lease liabilities	$ 2,267,054
Accounts payable and accrued expenses	184,203
Accrued professional fees	120,000
Total liabilities	2,571,257
Members' equity	17,621,296
Total liabilities and members' equity	$ 20,192,553

The accompanying notes are an integral part of this financial statement.

eBX LLC d/b/a LEVEL ATS

Notes to Financial Statements
December 31, 2019

1. Nature of operations

eBX LLC d/b/a LEVEL ATS (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates an alternative trading system ("ATS") creating an electronic matching system for US equity securities. The Company's customers are primarily other broker-dealers. The Company executes and clears all transactions on a fully disclosed basis through an affiliate of one of its members. Equity members in the Company include Credit Suisse First Boston Next Fund, Inc., Citigroup Financial Products, Inc., Fidelity Global Brokerage Group, Inc., LB 1 Group, Inc. and Merrill Lynch LP Holdings, Inc.

2. Summary of significant accounting policies

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Contract assets and liabilities
The Company had outstanding receivables, from customers, relating to commission revenue aggregating $1,541,846 and $1,502,309 at January 1, 2019 and December 31, 2019, respectively.

The Company had outstanding receivables from the TRF program of $300,000 at January 1, 2019 and December 31, 2019.

Substantially all balances at January 1, 2019 have been collected during the period.

The Company had no contract assets or liabilities at January 1, 2019 or December 31, 2019.

Cash and restricted cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Commissions receivable
Commissions receivable are comprised of amounts due for processed trades. The Company performs a review of its receivables periodically to evaluate the need for an allowance for uncollectible accounts. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and writes off amounts which collection is considered to be doubtful. At December 31, 2019, management believed no valuation allowance was warranted.

2.   **Summary of significant accounting policies (continued)**

Fixed assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lease term, which may be shorter than the useful life of the asset.

Income taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Leases

Effective January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous US GAAP requirements. Under the effective date transition method selected by the Company, leases existing at, or entered into after January 1, 2019 were required to be recognized and measured. Prior period amounts have not been adjusted and continue to be reflected in accordance with the Company's historical Accounting Standards.

Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

2. Summary of significant accounting policies (continued)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liabilities and are recognized as variable costs when incurred.

The adoption of ASC 842 resulted in the recording of operating lease right-of-use asset and operating lease liabilities of approximately $2,275,000 during 2019.

Other information related to leases as of December 31, 2019 are as follows:

Weighted average remaining operating lease term	6.37 years
Weighted average discount rate of operating leases	4.86%

3. Transactions with related parties

The Company has a required deposit of $100,000 and incurs a monthly minimum clearing fee paid to the clearing firm in accordance with the Correspondent Clearing Agreement. The deposit is included in due from clearing broker in the accompanying statement of financial condition. The clearing broker is an affiliate of one of the members of the Company.

At December 31, 2019, approximately $391,000 is due from members affiliated and is included in commissions receivable in the accompanying statement of financial condition.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Fixed assets

Fixed assets at December 31, 2019 consists of:

Computer equipment and software	$ 4,362,725
Furniture and fixtures	36,864
Leasehold improvement	17,560
	4,417,149
Less: Accumulated depreciation and amortization	(3,901,182)
	$ 515,967

5.   **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of approximately $15,139,000 which exceeded the required net capital by approximately $15,112,000. The ratio of aggregate indebtedness to net capital, at December 31, 2019 was 0.03 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

6.   **Commitments**

The Company leases office space under two non-cancellable lease agreements in Massachusetts and South Carolina which expire on January 31, 2027 and August 31, 2022, respectively.

The leases have provisions for escalations. The Company has a security deposit, for the South Carolina lease, of approximately $12,000 which is included in other assets in the accompanying statement of financial condition.

The Company has provided an irrevocable letter of credit to the landlord in the amount of $100,000 as security for its obligations under the Massachusetts lease. The Company has pledged a $100,000 bank account as collateral for the letter of credit that is shown as restricted cash on the accompanying statement of financial condition.

The future minimum annual payments at December 31, 2019 under these agreements are:

2020	$	420,861
2021		456,071
2022		415,559
2023		322,697
2024		329,151
Thereafter		706,765
Total undiscounted lease payments		2,651,104
Less imputed interest		(384,050)
Total lease liabilities	$	2,267,054

6. **Commitments (continued)**

The Company has committed to build a trading platform for a third party including hardware costs and the pass through of a one-time licensing fee ("license fee"). During 2019, the Company paid the $750,000 license fee to its own vendor and is included in prepaid expenses and other assets in the accompanying statement of financial condition. During January 2020, the customer paid the Company $1,050,000 in deposits towards the final completion including the license fee. Once the project is completed, the agreement calls for the Company to receive an annual maintenance and monitoring fee.

7. **Concentration**

The Company earned approximately 28% of commission income from its three largest customers. The same three customers account for approximately $500,000 or 33% of accounts receivable at December 31, 2019 of which approximately $255,000 is from a related party.

8. **Employee benefits**

Eligible employees of the Company are covered under a defined contribution plan. The Company matches 50% of employee contributions to the plan up to a maximum of 3% of eligible compensation.

9. **Indemnifications**

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

10. **New accounting pronouncement**

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to United States generally accepted accounting principles ("U.S. GAAP") an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods therein. Management is currently evaluating the effect of adopting the new standard and expects that the impact to the Company's financial statements will be minimal.

eBX LLC d/b/a LEVEL ATS

Notes to Financial Statements
December 31, 2019

11.   **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2019 and determined that there are no material events that would require disclosure in the Company's financial statements.